Exhibit 99.1

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities in the United States or any other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No securities may be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Any public offering of securities to be made in the United States will be made by means of a prospectus. Such prospectus will contain detailed information about the company making the offer, management, as well as financial statements. No public offer of securities is to be made by the Company in the United States.

Xinyuan Real Estate Co., Ltd.

(Incorporated in the Cayman Islands with Limited Liability)

Consent Solicitation in respect of

(i) 13.25% Senior Notes Due 2018, and

(ii) 13% Senior Notes due 2019

Announcement

Hong Kong – January 19, 2016 -- Xinyuan Real Estate Co., Ltd. (the “Company”) (NYSE: XIN) today announced a solicitation of consents (the “Consent Solicitation”) to certain proposed amendments (the “Proposed Amendments”) to:

•	the Indenture, dated as of May 3, 2013 (as supplemented or amended to the date hereof, the “2018 Notes Indenture”), by and between the Company, the Subsidiary Guarantors (as defined therein) and Citicorp International Limited, as trustee and as shared security agent, governing its 13.25% Senior Notes Due 2018 (Common Code 092214109, ISIN No. XS0922141097) (the “2018 Notes”); and

•	the Indenture, dated as of December 6, 2013 (as supplemented or amended to the date hereof, the “2019 Notes Indenture” and, together with the 2018 Notes Indenture, the “Indentures”), by and between the Company, the Subsidiary Guarantors (as defined therein) and Citicorp International Limited, as trustee and as shared security agent, governing its 13% Senior Notes Due 2019 (Common Code 099896493, ISIN No. XS0998964935) (the “2019 Notes” and, together with the 2018 Notes, the “Notes” and each, a “Series”).

Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Indentures.

The principal purposes of the Consent Solicitation and the Proposed Amendments are to amend the Indentures to give the Company additional flexibility in pursuing new business opportunities and new sources of capital. The Proposed Amendments include: (i) amending the provisions relating to future Subsidiary Guarantors, JV Subsidiary Guarantors and Security; (ii) amending the “Limitation on Indebtedness and Preferred Stock” covenant; (iii) amending the “Limitation on Transactions with Shareholders and Affiliates” covenant and the provisions relating to “Designation of Restricted Subsidiaries and Unrestricted Subsidiaries”; (iv) amending the definition of “Permitted Investment” and the “Limitation on Restricted Payments” covenant; (v) removing the “Limitation on the Company’s Business Activities” covenant and amending the related definitions and provisions; and (vi) clarifying certain other provisions in the Indentures.

The record date for the Consent Solicitation is 5:00 p.m., Central European Time, on January 18, 2016. The Consent Solicitation will expire at 5:00 p.m., Central European Time, on February 2, 2016, unless extended or terminated by the Company. The Company is offering to the holders of record of each Series of Notes as of the record date (the “Holders”) a consent fee of US$5 for each $1,000 in principal amount of each Series of Notes in respect of which such holder has validly delivered (and has not validly revoked) a consent prior to the expiration of the Consent Solicitation. The Company’s obligation to accept consents and pay the consent fee is conditioned on, among other things, there being validly delivered unrevoked consents from the holders of not less than a majority in aggregate principal amount of the outstanding Notes of each Series and supplemental indentures with respect to each Series giving effect of the Proposed Amendments being duly executed and delivered to relevant trustee.

For a detailed statement of the terms and conditions of the Consent Solicitation and the Proposed Amendments, holders of the Notes should refer to the Consent Solicitation Statement dated January 19, 2016 (the “Consent Solicitation Statement”). The Consent Solicitation Statement will be distributed to the holders of the Notes by Global Issuer Services Ltd., the information and tabulation agent for the Consent Solicitation (the “Information and Tabulation Agent”). The Company has engaged Merrill Lynch International to act as the sole solicitation agent for the Consent Solicitation (the “Solicitation Agent”). Questions from holders of Notes regarding the Consent Solicitation or requests for additional copies of the Consent Solicitation Statement should be directed to the Information and Tabulation Agent at 288 Bishopsgate, London EC2M 4QP, United Kingdom (tel: +44 203 709 4187, e-mail: xinyuan@globalissuer.services) or the Solicitation Agent at 2 King Edward Street, London EC1A 1HQ, United Kingdom (attention: Liability Management Team, fax: +44 20 7995 8582), with a copy to: Merrill Lynch (Asia Pacific) Limited, 38/F Cheung Kong Center, 2 Queen's Road Central, Central, Hong Kong (attention: Debt Capital Markets Syndicate, Hital Desai. tel: +852 3508 7913, +852 3508 3514, +852 3508 8175, fax: +852 3009 0864, E-mail: hital.desai@baml.com).

This announcement is not a solicitation of consent with respect to the Notes. The Consent Solicitation is being made solely by the Consent Solicitation Statement, which sets forth a detailed description of the terms of the Consent Solicitation.

The distribution of this announcement in certain jurisdictions may be restricted by law. Persons into whose possession this press release comes are required to inform themselves about, and to observe, any such restrictions.

ABOUT THE COMPANY

The Company is an NYSE-listed real estate developer and property manager primarily in China and recently in other countries. In China, the Company develops and manages large scale, high quality real estate projects in over ten tier one and tier two cities, including Beijing, Shanghai, Zhengzhou, Jinan, Xi’an, Suzhou, among others. The Company was one of the first Chinese real estate developers to enter the U.S. market and over the past few years has been active in real estate development in New York. The Company aims to provide comfortable and convenient real estate related products and services to middle-class consumers. For more information, please visit http://www.xyre.com.

FORWARD-LOOKING INFORMATION

Forward-looking statements in this announcement, including those statements relating to the Consent Solicitation, such as the scheduled expiration date and payment of the consent fee, are based on current expectations. These statements are not guarantees of future events or results. Future events and results involve some risks, uncertainties and assumptions that are difficult to predict. Actual events and results could vary materially from the description contained herein due to many factors including changes in the market and price for the Notes; changes in the business and financial condition of the Company and its subsidiaries; changes in the debt markets in general; and the occurrence of events specified in the Consent Solicitation that would trigger a condition permitting termination or amendment of the Consent Solicitation.

On behalf of the Board
Xinyuan Real Estate Co., Ltd.
Zhang Yong
Chairman

January 19, 2016

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